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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                (Rule 14d - 100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             Resource America, Inc.
                       (Name of Subject Company (Issuer))

                     Resource America, Inc. (Issuer/Offeror)
            (Names of Filing Persons (Identifying status as Offeror,
                            Issuer or Other Person))

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   761195 20 5
                      (CUSIP Number of Class of Securities)

                         Edward E. Cohen
                         Chairman and Chief Executive Officer
                         Resource America, Inc.
                         1521 Locust Street
                         Philadelphia, PA 19102
                         (215) 546-5005

                         Copy to:
                         J. Baur Whittlesey, Esq.
                         Ledgewood Law Firm, P.C.
                         1521 Locust Street
                         Philadelphia, PA 19102
                         (215) 731-9450

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

-------------------------------------------------------------------------------
Transaction Valuation*                               Amount of Filing Fee
-------------------------------------------------------------------------------

       $55,000,000                                          $11,000**
-------------------------------------------------------------------------------

*For the sole purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. This calculation assumes the purchase of 5 million shares of common stock at the maximum tender offer price of $11.00 per share.
**Filing fee was paid at the time of the initial filing.


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  [ ]   Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: _______________         Filing Party: _______________
  Form or Registration No.: _____________         Date Filed: _________________

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ]   third-party tender offer subject to Rule 14d-1.
  [X]   issuer tender offer subject to Rule 13e-4.
  [ ]   going-private transaction subject to Rule 13e-3.
  [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






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         This Amendment No. 1 to the Tender Offer Statement on Schedule TO
relates to the offer by Resource America, Inc., a Delaware corporation, to purchase shares of its common stock, $0.01 par value per share. Resource America is offering to purchase up to 5 million shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $11.00 nor less than $9.00 per share, net to the seller in cash, without interest. Resource America's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2000 and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Amendment No. 1 to Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Amendment No. 1 to the Tender Offer Statement on Schedule TO.

ITEM 12.          EXHIBITS.

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to Participants in Resource America's Employee Stock Ownership Plan.

(a)(1)(v) Letter to Participants in Resource America's 401(k) Investment Savings Plan.

(a)(1)(vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iii)       Press Release dated September 26, 2000.



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(b)               Not applicable.

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.
















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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 2000                 RESOURCE AMERICA, INC.

                                        By: /s/ Michael S. Yecies
                                            -----------------------------------
                                            Name: Michael S. Yecies
                                            Title: Vice President, Chief Legal
                                                   Officer and Secretary
















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EXHIBIT INDEX

EXHIBIT NUMBER           DESCRIPTION

         (a)(1)(i)       Offer to Purchase.

         (a)(1)(ii)      Letter of Transmittal.

         (a)(1)(iii)     Notice of Guaranteed Delivery.

         (a)(1)(iv) Letter to Participants in Resource America's Employee Stock Ownership Plan.

         (a)(1)(v) Letter to Participants in Resource America's 401(k) Investment Savings Plan.

         (a)(1)(vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(2)          Not applicable.

         (a)(3)          Not applicable.

         (a)(4)          Not applicable.

         (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5)(ii) Guidelines for Certification of Taxpayer identification Number on Substitute Form W-9.

         (a)(5)(iii)     Press Release dated September 26, 2000.

         (b)             Not applicable.

         (d)             Not applicable.

         (g)             Not applicable.

         (h)             Not applicable.